Ossen Innovation Co., Ltd.
518 Shangcheng Road, Floor 17, Shanghai, 200120,
Peoples Republic of China
Tel: +86 (21) 6888-8886

December 9, 2010

Ms. Pamela A. Long
Assistant Director
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-4631

Re:	Ossen Innovation Co., Ltd.
Registration Statement on Form F-1
Filed December 3, 2010
File No. 333-168496

Registration Statement on Form F-6
Filed December 3, 2010
File No. 333-170975

Dear Ms. Long:

On behalf of Ossen Innovation Co., Ltd. (the “Company”), we hereby withdraw the Company’s request for acceleration, dated December 8, 2010, of the above referenced Registration Statement on Form F-1 and Registration Statement on Form F-6.

Thank you for your assistance.

Sincerely, OSSEN INNOVATION CO., LTD. By: /s/ Wei Hua Name: Wei Hua Title: Chief Executive Officer

cc:	Christopher Auguste, Esq.
Bill Huo, Esq.
Ari Edelman, Esq.